Accelerant Holdings

c/o Accelerant Re (Cayman) Ltd.

Unit 106, Windward 3, Regatta Office Park,

West Bay Road, Grand Cayman

July 21, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention: Madeleine Mateo

Re:	Accelerant Holdings Registration Statement on Form S-1 File No. 333-288435

Acceleration Request
Requested Date: July 23, 2025
Requested Time: 4:00 P.M., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Accelerant Holdings (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-288435 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 P.M., Eastern Time, on July 23, 2025, or as soon thereafter as practicable or at such later time as the Company or its counsel, Sidley Austin LLP, may orally request via telephone call to the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission.

We would appreciate it if, as soon as the Registration Statement is declared effective, you would so inform Samir A. Gandhi of Sidley Austin LLP at (212) 839-5684 or Robert A. Ryan of Sidley Austin LLP at (212) 839-5931.

July 21, 2025

Very truly yours,

ACCELERANT HOLDINGS

By:	/s/ Jeff Radke

Name:	Jeff Radke
Title:	Chief Executive Officer

cc:	Samir A. Gandhi, Sidley Austin LLP Robert A. Ryan, Sidley Austin LLP Thomas Holden, Ropes & Gray LLP Rachel Phillips, Ropes & Gray LLP